SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-20190
CUSIP Number: 052666302

☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form N-SAR     ☐ Form N-CSR

For the Period Ended: September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Authentidate Holding Corp.

Full Name of Registrant

2225 Centennial Drive

Address of Principal Executive Offices (street and number)

Gainesville, GA 30504

City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, on January 27, 2016, Peachstate Health Management LLC, d/b/a AEON Clinical Laboratories (“AEON”) was merged into a newly formed acquisition subsidiary of Authentidate Holding Corp. (the “Company”) (the “AEON Acquisition”), pursuant to a definitive Agreement and Plan of Merger dated November 18, 2015, as Amended and Restated on January 26, 2016 (the “Merger Agreement”). Effective as of the closing of the AEON Acquisition, (i) Mr. Sonny Roshan, the Chairman of AEON, was appointed the Chairman of the Company, which is an executive officer position at the Company, (ii) Mr. Richard Hersperger assumed the role of Chief Executive Officer of the Company and (iii) the Company’s then Chief Executive Officer, Ian C. Bonnet, resigned. Additionally, on August 7, 2016, the Company’s employment of Mr. Hersperger terminated and Mr. Roshan assumed the position of Chief Executive Officer. Additionally, pursuant to the terms of the Merger Agreement, effective with the closing of the AEON Acquisition, Mr. William A. Marshall agreed to tender his resignation as Chief Financial Officer, Treasurer and Principal Accounting Officer of the Company, which became effective March 1, 2016. On March 3, 2016, the Company appointed Thomas P. Leahey its new interim Chief Financial Officer, effective immediately.

The principal reason for the delay in the filing of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 was the AEON Acquisition, which, among other things, resulted in a complete change in the management of the Company. In addition, as previously reported, the Company continues to be in the process of remediating certain material weaknesses in its internal control over financial reporting, which were described in the Company’s Quarterly Report on Form 10-Q filed on September 27, 2016 and its Transition Report on Form 10-KT filed on September 27, 2016. Due to these factors, additional time is needed for the Company to compile and complete all necessary financial information for the combined period related to the financial statements. As a result, the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 could not, without unreasonable effort and expense, have been filed before its due date. The Company intends to file the Form 10-Q for the fiscal quarter ended September 30, 2016 as soon as practicable following the date hereof, and will make every effort to file the Form 10-Q within the five-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended, although there can be no assurance that the Company will file the Form 10-Q for the fiscal quarter ended September 30, 2016 during the five-day extension period.

PART IV — OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification:

William Henry	(678)	276-8412
Name	Area Code	Telephone Number

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(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

As of the date hereof, the Company has not filed its Annual Report on Form 10-K for the fiscal year ended June 30, 2016. The Company filed a Notification of Late Filing on Form 12b-25 with respect to the Annual Report on Form 10-K to be filed for its fiscal year ended June 30, 2016 on September 29, 2016. The Company is diligently working to file this report as expeditiously as possible.

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company was the surviving legal entity in the AEON Acquisition, the transaction is accounted for as a reverse merger with AEON deemed as the accounting acquirer. Consequently, AEON’s historical results will be carried forward and the Company’s operations will be included in the financial statements commencing on the effective date of the AEON Acquisition. Accordingly, the Company expects that the amounts of revenue, net profit, assets, liabilities and shareholder’s equity will differ significantly from the results of operations reported in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 as a result of such reverse merger accounting. The Company is unable to provide an accurate quantitative estimate of the results for the fiscal quarters ended September 30, 2016 and 2015, as it has not yet completed the information necessary to provide such an estimate.

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SIGNATURE

Authentidate Holding Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2016	By:	/s/ William Henry
William Henry
Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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